Exhibit 99.41

NEWS RELEASE 21-19 - encore Energy Corp. Announces Clarification on Uranium Sales Agreement News Release

TSX.V: EU

OTCQB:ENCUF

www.encoreenergycorp.com

CORPUS CHRISTI, Texas, Aug. 4, 2021 /CNW/ - encore Energy Corp. (TSXV: EU) (OTCQB: ENCUF) (the "Company") announces, for greater clarity, as stated in the August 4, 2021 news release, the Company's objective is to advance its South Texas uranium facilities towards production and as such has executed a uranium sales agreement. The Agreement covers a total of 2 million pounds u3o8 at market related prices over a 5-year period starting in 2023.

About enCore Energy Corp.

encore Energy Corp. is a U.S. domestic uranium developer focused on becoming a leading in-situ recovery (ISR) uranium producer. The Company is led by a team of industry experts with extensive knowledge and experience in the development and operations of in situ recovery uranium operations. encore Energy's opportunities are created from the Company's transformational acquisition of its two South Texas production facilities, the changing global uranium supply/demand outlook and opportunities for industry consolidation. These short-term opportunities are augmented by our strong long term commitment to working with local indigenous communities in New Mexico where the company holds significant uranium resources.

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SOURCE enCore Energy Corp.

C View original content to download multimedia: http://www.newswire.ca/en/releases/archive/August2021/04/c3206.htm1

%SEDAR: 00029787E

For further information: William M. Sheriff, Executive Chairman, 972-333-2214,info@encoreenergycorp.com,www.encoreenergycorp.com

CO: encore Energy Corp.

CNN 14:07e 04-AUG-21